FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 27 April 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
Notification of interests in shares
Results of AGM and EGM 2005
Items of Special Business approved at the AGM
Trading update issued at the Reed Elevier PLC and Reed Elsevier NV AGM

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	27 April 2005	Date:	27 April 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notification of Directors’ interest in shares, following the purchase of shares by the Reed Elsevier Employee Benefit Trust

99.2	Voting results at Reed Elsevier PLC shareholder meetings held on 27 April 2005

99.3	Resolutions dealing with items of special business approved at the Reed Elsevier PLC shareholder meeting on 27 April 2005

99.4	Trading update issued at the Reed Elsevier PLC and Reed Elsevier NV Annual General Meetings held on 27/28 April 2005, respectively.